Orbis
Grupa Hotelowa

Warsaw, 2010-05-14


10015764

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the condensed interim and the condensed consolidated interim financial statements no 1/2010 for the first quarter of 2010.

Best regards

Marcin Szewczykowski
Member of the Management Board



82-5025

Orbis Capital Group

Quarterly Financial Report QSr 1/2010

Containing:

- selected financial figures
- the condensed consolidated interim financial statements of the Orbis Group as at March 31, 2010 and for 3 months ended on March 31, 2010
- the condensed interim financial statements of Orbis S.A. as at March 31, 2010 and for 3 months ended on March 31, 2010

Orbis Capital Group

SELECTED FINANCIAL FIGURES

	in PLN '000		in EUR '000	
	3 months ended on March 31, 2010	3 months ended on March 31, 2009	3 months ended on March 31, 2010	3 months ended on March 31, 2009
CONSOLIDATED INCOME STATEMENT				
Net sales of services	174 159	184 855	43 903	40 191
Operating profit/loss	(9 448)	(14 072)	(2 382)	(3 060)
Net profit/loss for the period	(13 360)	(23 365)	(3 368)	(5 080)
Net profit/loss attributable to equity holders of the parent	(14 939)	(23 028)	(3 766)	(5 007)
CONSOLIDATED STATEMENT OF CASH FLOWS				
Net cash flow from operating activity	1 517	36 416	382	7 918
Net cash flow from investing activities	(26 897)	(50 116)	(6 780)	(10 896)
Net cash flow from financing activities	(4 866)	(3 133)	(1 227)	(681)
Net cash flow, total	(30 246)	(16 833)	(7 625)	(3 660)
PROFIT/LOSS PER COMMON SHARE (IN PLN)				
Profit/loss per share attributable to the equity holders of the Company for the period	(0,32)	(0,50)	(0,08)	(0,11)

	in PLN '000		in EUR '000	
	balance as at March 31, 2010	balance as at December 31, 2009	balance as at March 31, 2010	balance as at December 31, 2009
CONSOLIDATED STATEMENT OF FINANCIAL POSITION				
Non-current assets	2 160 931	2 188 691	559 508	532 762
Current assets	120 380	127 330	31 169	30 994
Total equity	1 785 668	1 800 779	462 345	438 338
Shareholders' equity attributable to equity holders of the parent	1 784 916	1 800 015	462 150	438 152
Non-current liabilities	265 487	110 506	68 740	26 899
Current liabilities	237 184	412 420	61 412	100 389

Orbis Spółka Akcyjna

SELECTED FINANCIAL FIGURES

	in PLN' 000		in EUR' 000	
	3 months ended on March 31, 2010	3 months ended on March 31, 2009	3 months ended on March 31, 2010	3 months ended on March 31, 2009
INCOME STATEMENT				
Net sales of services	112 646	118 003	28 396	25 656
Operating profit/loss	(15 242)	(20 629)	(3 842)	(4 485)
Net profit/loss for the period	(17 671)	(21 252)	(4 455)	(4 621)
STATEMENT OF CASH FLOWS				
Net cash flow from operating activity	3 047	27 505	768	5 980
Net cash used in investing activities	(8 398)	(34 350)	(2 117)	(7 468)
Net cash used in financing activities	(6 106)	(7 118)	(1 539)	(1 548)
Net cash flow, total	(11 457)	(13 963)	(2 888)	(3 036)
PROFIT/LOSS PER ORDINARY SHARE (IN PLN)				
Profit/loss per share for the period	(0,38)	(0,46)	(0,10)	(0,10)

	in PLN' 000		in EUR' 000	
	balance as at March 31, 2010	balance as at December 31, 2009	balance as at March 31, 2010	balance as at December 31, 2009
STATEMENT OF FINANCIAL POSITION				
Non-current assets	2 130 115	2 157 709	551 529	525 220
Current assets	94 055	101 320	24 353	24 663
Shareholders' equity	1 703 849	1 721 520	441 160	419 045
Non-current liabilities	248 476	63 352	64 335	15 421
Current liabilities	271 845	474 157	70 386	115 417

ORBIS GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as at March 31, 2010 and for 3 months ended on March 31, 2010

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at March 31, 2010, December 31, 2009 and March 31, 2009

Assets	balance as at March 31, 2010	balance as at December 31, 2009	balance as at March 31, 2009
Non-current assets	**2 160 931**	**2 188 691**	**2 237 547**
Property, plant and equipment	1 986 404	2 018 156	2 070 268
Intangible assets, of which:	113 228	113 406	111 336
- goodwill	108 328	108 328	108 328
Investment in an associated company consolidated using the equity method of accounting	8 743	8 918	8 867
Other financial assets	418	540	1 991
Investment property	49 640	43 975	38 479
Other long-term investments	2 487	2 487	2 487
Deferred income tax assets	11	1 209	4 119
Current assets	**120 380**	**127 330**	**212 129**
Inventories	4 793	5 319	9 750
Trade receivables	37 687	30 145	64 062
Income tax receivables	4 692	4 230	7 287
Other short-term receivables	42 024	27 881	82 125
Cash and cash equivalents	31 184	59 755	48 905
Assets classified as held for sale	**7 028**	**39 456**	**5 957**
Total assets	**2 288 339**	**2 355 477**	**2 455 633**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, continued

as at March 31, 2010, December 31, 2009 and March 31, 2009

Equity and Liabilities	balance as at March 31, 2010	balance as at December 31, 2009	balance as at March 31, 2009
Total equity	**1 785 668**	**1 800 779**	**1 784 169**
Capital and reserves attributable to equity holders of the Company	**1 784 916**	**1 800 015**	**1 783 064**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained earnings	1 134 008	1 148 947	1 131 303
Foreign currency translation reserve	(179)	(19)	674
Minority holdings	**752**	**764**	**1 105**
Non-current liabilities	**265 487**	**110 506**	**371 714**
Borrowings	187 462	22 964	283 600
Deferred income tax liability	43 630	52 577	50 640
Other non current liabilities	13 455	13 998	1 409
Provision for pension and similar benefits	20 940	20 967	36 045
Provisions for liabilities	0	0	20
Current liabilities	**237 184**	**412 420**	**299 750**
Borrowings	141 303	296 876	156 640
Trade payables	31 669	56 706	41 363
Current income tax liabilities	0	0	506
Other current liabilities	58 019	52 365	89 931
Provision for pension and similar benefits	4 748	4 739	6 962
Provisions for liabilities	1 445	1 734	4 348
Liabilities associated with assets classified as held for sale	**0**	**31 772**	**0**
Total equity and liabilities	**2 288 339**	**2 355 477**	**2 455 633**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for 3 months ended on March 31, 2010 with comparable figures for the year 2009

	3 months ended on March 31, 2010	3 months ended on March 31, 2009
Net sales of services	174 159	184 855
Net sales of products, merchandise and raw materials	1 355	986
Cost of services, products, merchandise and raw materials sold	(150 183)	(160 975)
Gross profit on sales	**25 331**	**24 866**
Other operating income	1 829	3 689
Distribution & marketing expenses	(8 897)	(9 662)
Overheads & administrative expenses	(25 112)	(30 051)
Other operating expenses	(2 599)	(2 914)
Operating profit/loss	**(9 448)**	**(14 072)**
Financial expenses	(3 864)	(5 401)
Share in net profits/loss of subsidiaries, affiliates and associated companies	(175)	(104)
Profit/loss before tax	**(13 487)**	**(19 577)**
Income tax expense	543	2 712
Net profit/loss on continued operations	**(12 944)**	**(16 865)**
Loss on discontinued operations	(416)	(6 500)
Net profit/loss for the period	**(13 360)**	**(23 365)**
Ascribed to:		
Shareholders of the controlling company	(14 939)	(23 028)
Minority shareholders	1 579	(337)
	(13 360)	**(23 365)**
Profit/loss per common share (in PLN)		
Profit/loss per share attributable to the equity holders of the Company for the period	(0,32)	(0,50)

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for 3 months ended on March 31, 2010 with comparable figures for the year 2009

	3 months ended on March 31, 2010	3 months ended on March 31, 2009
Net profit/loss for the period	**(13 360)**	**(23 365)**
Gains/losses on exchange differences on translation	(160)	775
Other embraced income and expensive	(1 591)	1
Other comprehensive income/loss before tax	**(1 751)**	**776**
Income tax expense from other comprehensive income	0	0
Other comprehensive income/loss after tax	**(1 751)**	**776**
Total comprehensive income/ loss for the period	**(15 111)**	**(22 589)**
Ascribed to:		
Shareholders of the controlling company	(15 099)	(22 253)
Minority shareholders	(12)	(336)
	(15 111)	**(22 589)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months ended on March 31, 2010 with comparable figures for the year 2009

	Capital attributable to equity holders of the Company					
	Share capital	Other capital	Retained earnings	Foreign currency translation reserve	Minority holdings	Total
Twelve months ended on December 31, 2009						
Balance as at January 1, 2009	**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
- profit/loss for the period	0	0	(5 384)	0	(677)	**(6 061)**
- other comprehensive income/loss	0	0	0	82	0	**82**
Total comprehensive income/loss	**0**	**0**	**(5 384)**	**82**	**(677)**	**(5 979)**
- dividends	0	0	0	0	0	**0**
Balance as at December 31, 2009	**517 754**	**133 333**	**1 148 947**	**(19)**	**764**	**1 800 779**
of which: three months ended on March 31, 2009						
Balance as at January 1, 2009	**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
- profit/loss for the period	0	0	(23 028)	0	(337)	**(23 365)**
- other comprehensive income/loss	0	0	0	775	1	**776**
Total comprehensive income/loss	**0**	**0**	**(23 028)**	**775**	**(336)**	**(22 589)**
- dividends	0	0	0	0	0	**0**
Balance as at March 31, 2009	**517 754**	**133 333**	**1 131 303**	**674**	**1 105**	**1 784 169**
Three months ended on March 31, 2010						
Balance as at January 1, 2010	**517 754**	**133 333**	**1 148 947**	**(19)**	**764**	**1 800 779**
- profit/loss for the period	0	0	(14 939)	0	1 579	**(13 360)**
- other comprehensive income/loss	0	0	0	(160)	0	**(160)**
- disposal of shares in subsidiary	0	0	0	0	(1 591)	**(1 591)**
Total comprehensive income/loss	**0**	**0**	**(14 939)**	**(160)**	**(12)**	**(15 111)**
dividends	0	0	0	0	0	**0**
Balance as at March 31, 2010	**517 754**	**133 333**	**1 134 008**	**(179)**	**752**	**1 785 668**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

for 3 months ended on March 31, 2010 with comparable figures for the year 2009

	3 months ended on March 31, 2010	3 months ended on March 31, 2009
OPERATING ACTIVITIES		
Profit before tax*	**(20 450)**	**(25 627)**
Adjustments:	**22 940**	**63 461**
Share in net profit /loss of companies consolidated using the equity method of accounting	175	104
Depreciation and amortization	40 673	45 197
Gain/loss on foreign exchange differences	(284)	1 954
Interests	3 991	3 452
Profit/loss on investing activity	849	740
Change in receivables	(21 319)	12 326
Change in current liabilities, excluding borrowings	(4 040)	2 681
Change in provisions	(307)	(1 023)
Change in inventories	526	(2 589)
Other adjustments	2 676	619
Cash from operating activities	**2 490**	**37 834**
Income tax paid	(973)	(1 418)
Net cash flow from operating activities	**1 517**	**36 416**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment and intangible assets	13 381	7 911
Interests received	0	1
Loans repaid	62	0
Purchase of property, plant and equipment and intangible assets	(32 099)	(57 539)
Purchase of related entities	0	(410)
Other investing cash flow	(8 241)	(79)
Net cash flow from investing activities	**(26 897)**	**(50 116)**
FINANCING ACTIVITIES		
Proceeds from borrowings	10 720	18 656
Repayment of borrowings	(9 299)	(15 952)
Interest payment and other financial cash flow resulting from received borrowings	(5 627)	(5 212)
Financial lease payments	(660)	(625)
Net cash flow from financing activities	**(4 866)**	**(3 133)**
Change in cash and cash equivalents	**(30 246)**	**(16 833)**
Cash and cash equivalents at the beginning of period*	**61 430**	**65 738**
Cash and cash equivalents at the end of period	**31 184**	**48 905**

* total with the discontinued operations (see: point 8 of the notes to the consolidated financial statements)

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP AS AT MARCH 31, 2010 AND FOR 3 MONTHS ENDED ON MARCH 31, 2010

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 Street is registered in the District Court for the Capital City of Warsaw, XII Business Department, with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z.
Orbis S.A. is Poland's largest hotel company that employs 2.8 thousand persons (average employment level in full-time jobs) and operates a network of 39 hotels (8 082 rooms) in 25 major cities, towns and resorts in Poland. Orbis S.A. manages two other hotels. Company hotels function under the following brands: Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels. Additionally, the Company owns eight Etap-branded hotels and one Mercure hotel, operated by its subsidiary Hekon Hotele Ekonomiczne S.A.
Orbis S.A. leads the Orbis Group formed of companies from the hotel and transport sectors.

The complete list of companies is published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements are presented in point 3.2 of this report.

These condensed consolidated interim financial statements have been **prepared as at March 31, 2010 and for 3 months ended March 31, 2010.**

The presented condensed interim consolidated financial statements are in compliance with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including International Accounting Standard 34 Interim Financial Reporting

The principal accounting policies applied in the preparation of the consolidated financial statements are set out in note 2.3 to the annual consolidated financial statements for 2009. The accounting policies have been consistently applied to all the years presented in the financial statements. Any possible changes as compared to the figures presented previously are disclosed in point 12 of these financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and the Group companies will continue as a going concern in the foreseeable future. The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

- In the first quarter of 2010 performance of the Orbis Group continued to suffer the effects of the economic crisis, which the Group attempts to neutralize through the implemented cost savings program.
- Promotional campaigns allowed the Orbis Hotel Group to generate revenues for the first quarter of 2010 at a level nearing that reported in the corresponding period of past year. Such performance results from higher occupancy rate and the number of roomnights sold, accompanied by a lower average room rate.
- In February 2010, Orbis S.A. signed an annex to the fixed-term loans agreement with the syndicate of banks that finance the investment loan (see: current report no. 5/2010).
- In March 2010, all activities aimed at disposal of shares held by Orbis S.A. in PBP Orbis Sp. z o.o. came to an end. Therefore, the Orbis Group may focus on its main business segment, i.e. hotel industry.

Jean-Philippe Savoye, Orbis S.A. President, comments:

In the first quarter of 2010 the downwards trend in financial ratios of the Orbis Group was contained. The Group's sales contracted by 5% and amounted to PLN 175.5 million. At the same time, operating expenses were considerably reduced, with overheads & administrative expenses curbed by over 16%. Effects of cost streamlining initiated at the beginning of 2009 became noticeable and allowed Orbis to push its EBITDA margin from continuing operations from 16.4 up to 17.5% despite tough market environment.

The transaction of sale of shares in PBP Orbis Sp. z o.o. was closed in March and, consequently, the Group has withdrawn from the tour operator business focusing on the hospitality segment. Other major events of the quarter included signing of an annex to the facility agreement with the syndicate of banks, thus the amount of PLN 187 million was transferred from current to non-current liabilities. The next installment of the credit facility of PLN 94 million is scheduled to be repaid in November this year.

Promotional campaigns launched by the Hotel Group heightened the occupancy rate, all while bringing the average room rate down. Attempts to raise efficiency helped to boost the past year's EBITDA by over 11% to nearly PLN 23 million despite a 4% drop in sales. Furthermore, the Hotel Group succeeded in limiting the net loss by over 19% to PLN 12,6 million. Investment expenditure was restricted substantially, as an upshot of an insufficient demand for hotel services. As announced earlier, the Management Board of Orbis S.A. does not expect the demand to pick up before the second half of 2010.

Orbis Transport constantly aims at improving profitability of all segments, also by reducing sales of low-profitable coach services. Furthermore, the company focuses on the short-term and long-term car rental business thanks to promotional efforts, the number of car/days sold grew in the first quarter of 2010. Investment expenditure of approx. PLN 14 million, i.e. nearing the past year's level, was earmarked for purchase of vehicles for the rental business.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2 Factors significant for the development of the group

2.2.1 External factors

Economic growth

The level and rate of growth of the GDP is the basic factor determining demand in the hotel sector. According to preliminary projections of the government, the growth in the gross domestic product in the first quarter of 2010 stood at approx. 3.0% against 0.8% growth reported in the first quarter of 2009 (Bankier.pl □Boni: GDP growth stood at approx. 3.0% in Q1□dated April 22, 2010).

Currency rates

The EUR/PLN exchange rate exerts a substantial impact on the demand in the tourist & hotel business and the Rent a Car segment. According to data of the National Bank of Poland, in the first quarter of 2010 the average EUR/PLN rate stood at PLN 3.9931 and was lower than the average EUR/PLN rate in the first quarter of 2009 by 11.17%. A stronger Polish zloty renders Polish hotels less attractive for foreigners as well as reduces revenues in the Rent a Car business. However, according to analysts the Polish zloty should strengthen considerably at the end of 2010. At the end of June and at the end of the third quarter alike the exchange rate is expected to stand at PLN 3.86 (Rzeczpospolita daily □Polish currency will strengthen□dated April 12, 2010).

Tourist traffic

As at the day of publication of this report, the Institute of Tourism has not published figures on tourist traffic in Poland in the first quarter of 2010. However, preliminary information furnished by the Institute indicate that occupancy rate at accommodation establishments improved by 5% as compared to the beginning of 2009 (Rzeczpospolita daily □Slightly more tourists□dated April 27, 2010). These issues will be fully commented upon in the next condensed interim consolidated financial statements.

2.2.2 Internal factors

INVESTMENT PROGRAM OF THE GROUP

The **Orbis Group** invested **PLN 16 535 thousand** in the first quarter of 2010.

Name of the entity	3 months ended March 31, 2010	3 months ended March 31, 2009	% change 2010/2009
Orbis Hotel Group	2 659	27 632	-90.38%
Orbis Transport Group	13 876	13 823	0.38%
Orbis Group	**16 535**	**41 455**	**-60.11%**

In the first quarter of 2010, the **Orbis Hotel Group** expended **PLN 2 659 thousand** (of which PLN 2 363 thousand spent by Orbis S.A.) on property, plant and equipment.

Investing activities of the Orbis Hotel Group in the first quarter of 2010 focused on continuation of initiated modernization works. Larger-scale works were carried out in the Mercure Grand in Warsaw and Novotel Centrum in Poznań. The objective of these works is to create state-of-the-art banquet & conference spaces.
In the first quarter of 2010 a uniform reporting and analytical system covering all Orbis Group hotels in Poland, was implemented. This systems allows to browse, report, and compile multi-dimensional analyses and plan results. In terms of IT, the project related to the automatic reservation system of the ACCOR network (TARS) was continued. The project is scheduled to be completed at the end of June 2010. Works in the remaining establishments were of a smaller-scale and comprised tasks necessary to maintain the standard.

(all amounts are quoted in PLN thousand, unless otherwise stated)

In the first quarter of 2010, capital expenditure in the **Orbis Transport Group** amounted to **PLN 13 876 thousand,** of which PLN 13 107 thousand was earmarked for the purchase of vehicles for the long-term and short-term rental business of the parent company. Also, the subsidiary company PKS Gdańsk Sp. z o.o. incurred expenditure as it made a prepayment of PLN 470 thousand for a new transport base. The remaining amount was designated, among others, for the purchase of a coach for the transport business as well as for the purchase of IT licenses and computer software.

EMPLOYMENT

The average employment in the Orbis Group as at the end of March 2010 was **4 249** full-time jobs and was by 8.9% lower as compared to the same period in the past year. The most substantial reduction in employment was reported by Orbis, chiefly as a result of discontinued operation of two hotels in 2009.

Average employment in the Orbis Group (in full-time jobs)

Name of the entity	3 months ended March 31, 2010	3 months ended March 31, 2009	% change 2010/2009
Orbis Hotel Group	3 453	3 805	-9.25%
Orbis Transport Group	796	859	-7.33%
Orbis Group	**4 249**	**4 664**	**-8.90%**

2.2.3 Prospects for the forthcoming quarters

Economic situation in Poland

On February 8, 2010 the Council of Ministers adopted The Convergence Program. 2009 Update The Update upholds main objectives and directions of economic policy of the government set out in The Convergence Program. 2008 Update Accession to the Euro zone remains one of the priorities of the mid-term strategy of the government, and measures taken are aimed, among others, at meeting the criteria set forth in the Maastricht Treaty. Current data concerning the condition of the global economy indicate that most acute effects of the crisis are already behind us and the trends will be more favorable in coming periods. The expected recovery of the business conditions in the global economy will be reflected in the performance of the Polish economy. The growth in external demand will lead to a marked growth in export output. The growth in production is expected to be accompanied by improvement on the labor market, although in 2010 advantageous effects for employment will be less discernible. Expectations as to levels of Polish GDP component indicate that in 2010 the economic growth will clearly accelerate as compared to the rate of growth reported in 2009, and will amount to 3.0% in real terms (The Convergence Program. 2009 Update, February 2010).

Tourist traffic

According to latest projections by the Institute of Tourism, 12.3 million foreign tourists will come to Poland in 2010, that is by 0.4 milion more than in 2009 which was the worst year for the tourist industry since the beginning of the decade. In successive years the overall number of tourist arrivals should go up slowly to approx. 13.3 million in the years 2012-2013. This means long-lasting and arduous recovery of tourist traffic. The Institute of Tourism reports also that we may expect the number of tourists from Germany, i.e. the most important group of foreigners coming to Poland, to stabilize this year after a considerable decline after 2008. Not much is known about the number of tourists from the East. This group shrank substantially after Poland joined the Schengen zone. Undoubtedly, the number of foreigners who come to Poland within the so-called medical tourism will grow this year. However, experts warn that the strengthening of the Polish zloty may stand in the way of all foreign tourist groups (Rzeczpospolita daily A bit more tourists dated April 27, 2010).

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

As at the date of publication of this report, information disclosed in the current report no. 3/2009, point 2, dated January 16, 2009 that Orbis S.A. cannot furnish new projected EBITDA for the years 2010 2011 for the Orbis Hotel Group due to the crisis on economic markets remains valid and up-to-date.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. COMPANIES FORMING THE GROUP

3.1 Companies forming the group and its affiliates as at March 31, 2010

Subsidiaries: name and address	% share in equity	% of votes at the GM	core business	Associates: name and address	% share in equity	% of votes at the GM	core business
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games & gambling
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage				
Orbis Incoming Sp. z o.o.	directly 100%	directly 100%	tourism, transport, hotel, food&beverage				
Orbis Development Sp. z o.o.	directly 100%	directly 100%	tourism, transport, hotel, food&beverage				
Orbis Corporate Sp. z o.o.	directly 100%	directly 100%	tourism, transport, hotel, food&beverage				
Orbis Transport Sp. z o.o.	directly 99,07%	directly 99,07%	transport				
Orbis Kontrakty Sp. z o.o.	directly 80%; indirectly 20%	directly 80%; indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,07%	indirectly 99,07%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 99,07%	indirectly 99,07%	transport				
Inter Bus Sp. z o.o.	indirectly 99,07%	indirectly 99,07%	coach transport				
Capital Parking Sp. z o.o.	indirectly 99,07%	indirectly 99,07%	rental of parking lots				
PMKS Sp. z o.o.	indirectly 70,84%	indirectly 70,84%	city transport				

In terms of the organizational structure, the Orbis Hotel Group is composed of the parent company Orbis S.A. and its subsidiaries Hekon □ Hotele Ekonomiczne S.A., Orbis Kontrakty Sp. z o.o. and UAB Hekon. Orbis Transport Sp. z o.o. leads the Orbis Transport Group that embraces: Capital Parking Sp. z o.o, Inter Bus Sp. z o.o, PKS Gdańsk Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PMKS Sp. z o.o.

3.2 Changes in the group□s structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments

- **Orbis Transport** □ Pursuant to the agreement dated January 5, 2010 executed with PBP Orbis Sp. z o.o., Orbis Sp. z o.o. acquired 520 shares in Orbis Transport Sp. z o.o., with the nominal value of PLN 100 each, and aggregate nominal value of PLN 52 thousand. Consequently, Orbis S.A. increased its percentage holding in the share capital of Orbis Transport up to 99.07%.

(all amounts are quoted in PLN thousand, unless otherwise stated)

- **PBP Orbis** - On January 6, 2010 the Company executed a transaction of sale of all shares held in the subsidiary company PBP Orbis Sp. z o.o. The parties to the contract were Orbis S.A. as the seller, and Central European Tour Operator (CETO), as the buyer. Pursuant to the contract, on the contract execution date the buyer acquired 47% shares in PBP Orbis Sp. z o.o. The remaining 48.08% shares were acquired after receiving the approval for making concentration, given by the President of the Office of Competition and Consumer Protection. On March 26, 2010 Orbis S.A. received a notice from PBP Sp. z o.o. according to which the last of the conditions envisaged in the contract dated January 6, 2010, preceding the closure of the sale transaction of the remaining 48.08% of shares held by Orbis S.A., had been fulfilled. Therefore, considering that the buyer acquired 47% of shares in PBP Orbis Sp. z o.o. on the date of signing the above-mentioned contract, all the shares held by Orbis S.A. in the share capital of PBP Orbis Sp. z o.o. have been transferred to Central European Tour Operator SARL by virtue of the above-mentioned contract dated January 6, 2010 (see: current report no. 6/2010). On March 29, 2010 Orbis S.A. and Central European Tour Operator SARL signed a final agreement to confirm the closing of the above-mentioned contract and the transfer to the Central European Tour Operator SARL, on March 25, 2010, of all the 95.08% of shares in the share capital of PBP Orbis Sp. z o.o. acquired from Orbis S.A. (see: current report no. 7/2010).

Other events:

In March 2010 changes of business names of three companies with 100% stake in the share capital held by Orbis S.A. were registered in the National Court Register:
- on March 10, 2010 the change of the business name of Orbis Travel Sp. z o.o. to Orbis Development Sp. z o.o. was registered in the National Court Register,
- on March 11, 2010 the change of the business name of Orbis Travel Incoming Sp. z o.o. to Orbis Incoming Sp. z o.o. was registered in the National Court Register,
-on March 15, 2010 the change of the business name of z Orbis Travel Corporate Sp. z o.o. to Orbis Corporate Sp. z o.o. was registered in the National Court Register.

To the date of publication of the financial statements for the first quarter of 2010, these companies didn't commence their operations.

3.3 Companies eliminated from consolidation

Subsidiaries which are not material to the total assets/equity and liabilities as well as net revenues of the Group are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	% share in equity	% share in the Group's net revenues	% share in total assets/equity and liabilities of the Group
Wioska Turystyczna Wilkasy Sp. z o.o.	100.00%	0.01%	0.17%
PMKS Sp. z o.o.	70.84%	0.64%	0.21%
Orbis Incoming Sp. z o.o.	100.00%	0.00%	0.00%
Orbis Development Sp. z o.o.	100.00%	0.00%	0.00%
Orbis Corporate Sp. z o.o.	100.00%	0.00%	0.00%
TOTAL		**0.65%**	**0.38%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the Orbis Group

	3 months ended March 31, 2010	3 months ended March 31, 2009	% change 2010/2009
Net sales of products, merchandise and materials	175 514	185 841	-5,56%
% share in total revenues*	98,97%	98,05%	
Cost of sales	(150 183)	(160 975)	-6,70%
Distribution & marketing expenses	(8 897)	(9 662)	-7,92%
Overheads & administrative expenses	(25 112)	(30 051)	-16,44%
% share in total costs**	96,61%	96,02%	
Profit/loss on sales	**(8 678)**	**(14 847)**	**-41,55%**
Other operating income	1 829	3 689	-50,42%
Other operating expenses	(2 599)	(2 914)	-10,81%
Operating profit/loss - EBIT	**(9 448)**	**(14 072)**	**-32,86%**
Finance expenses	(3 864)	(5 401)	-28,46%
Share of net profits/losses of associates	(175)	(104)	68,27%
Profit/loss before tax	**(13 487)**	**(19 577)**	**-31,11%**
Income tax	543	2 712	-79,98%
Net profit/loss on continuing operations	**(12 944)**	**(16 865)**	**-23,25%**
Loss on discontinued operations	(416)	(6 500)	-93,60%
Profit/loss for the period	**(13 360)**	**(23 365)**	**-42,82%**
EBITDA on continuing operations	**30 829**	**30 436**	**1,29%**
EBITDA margin (EBITDA/Revenues) on continuing operations	17,56%	16,38%	1,18pp
Other comprehensive income/loss after tax	(1 751)	776	-
Comprehensive income/loss for the period	**(15 111)**	**(22 589)**	**-33,10%**

* Total revenues mean the sum of sales as well as other operating and finance income.
** Total costs mean the sum of cost of sales, distribution & marketing expenses, overheads & administrative expenses as well as other operating and finance expenses.

The first quarter of 2010 was plagued by continued effects of the economic crisis. The hotel industry in Poland incessantly suffers from the decline in the number of rented rooms and limited scale of meetings and conferences organized by enterprises. Nevertheless, the **Orbis Hotel Group** reported only a slight fall in its sales in the first quarter of 2010 as compared to the first quarter of 2009. Such performance is a result, among others, of promotional campaigns launched by the Group in the first three months of 2010.
The economic slowdown brought about a decline in sales of the **Orbis Transport Group**. The Group reported a fall in sales in the long-term rental segment and in the coach transport business. However, the Group's sales in the short-term rental segment for the first quarter of 2010 were close to sales for the corresponding period of 2009.

Cost of sales of the Orbis Group went down in the first quarter of 2010 as compared to the corresponding period of 2009, chiefly as a result of lower scale of provided services. Furthermore, the crisis forced the Companies to manage human resources in a more efficient manner and to look for savings in contracts with suppliers and renegotiate contracts with subcontractors.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Distribution & marketing expenses fell in the first quarter of 2010 as compared to the first quarter of 2009 as a result of reduced scale of promotional and marketing campaigns in all Group companies in the current quarter.

In the first quarter of 2010 **overheads & administrative expenses** declined quite considerably as compared to the corresponding period of 2009 as a result of savings programs implemented in all companies, particularly in the area of costs of outsourced services and staff costs.

In the first quarter of 2010, **other operating income** went down significantly as compared to the corresponding period of 2009, due to lower indemnities for post-accident repairs received from insurers in the Orbis Transport Group in the current quarter of 2010 as compared to the first quarter of 2009. **Other operating expenses** declined slightly in the first quarter of 2010 as compared to the corresponding period of 2009.

As a result of substantial reduction of costs of operating activities in all the companies and a slight fall in sales, in the first quarter of 2010 the Orbis Group generated a lower **operating loss (EBIT)** than in the corresponding period of 2009.

The Group did not report any **finance income**, whereas its **finance expenses**, comprising mainly interest on borrowings, reported a decline in the first quarter of 2010 as compared to the corresponding period of 2009.

In the setting of all the above described factors, the Orbis Group closed the first quarter of 2010 with **a net loss on continuing operations** of **PLN 12 944 thousand.**

The entire **result on discontinued operations** concerns PBP Orbis Sp. z o.o. (see: point 8 of the report). In March 2010 the parent company Orbis S.A. finalized the process of sale of the subsidiary company PBP Orbis Sp. z o.o. and, thereby, the Orbis Group withdrew from the tour operator and travel agency segment that has generated losses during last quarters.

In the first quarter of 2010, the result on discontinued operations included, the Orbis Group reported a **net loss** of **PLN 13 360 thousand**.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Results of the entities forming the Orbis Group*

Name of the entity	3 months ended March 31, 2010	3 months ended March 31, 2009	% change 2010/2009
	Orbis Hotel Group		
Net sales	141 678	147 862	-4.18%
EBIT	(9 840)	(15 705)	-37.34%
EBITDA	22 868	20 522	11.43%
Net profit/loss	(12 616)	(15 681)	-19.55%
	Orbis Transport Group		
Net sales	35 303	39 808	-11.32%
EBIT	1 027	2 392	-57.07%
EBITDA	8 651	10 691	-19.08%
Net profit/loss	(5)	(919)	-99.46%

EBIT stands for operating profit (loss).
EBITDA stands for operating profit (loss) before depreciation and amortization

* Data presented prior to consolidation eliminations

4.2 Operating results of the Orbis Hotel Group

Operating ratios of the Orbis Hotel Group in the first quarter of 2010*

	3 months ended March 31, 2010	3 months ended March 31, 2009	% change 2010/2009
Occupancy rate	40.60%	38.60%	2.00pp
Average Room Rate (ARR) in PLN (net of VAT)	208.3	229.3	-9.16%
Revenue per Available Room (RevPAR) in PLN	84.3	88.6	-4.85%
Number of roomnights sold	403 895	387 532	4.22%
Number of rooms	11 098	11 145	-0.42%
% structure of roomnights sold			**change in % points**
Poles	60%	55%	5.00pp
Foreigners	40%	45%	-5.00pp
Business clients	67%	70%	-3.00pp
Tourists	33%	30%	3.00pp

* The table presents results of Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon.

In the first quarter of 2010, the Hotel Group reported a growth in occupancy rate and the number of roomnights sold as compared to the corresponding period of 2009. The Group generated so good ratios, considering the economic slowdown, as a result among others of promotional campaigns launched in the Group hotels in this period. However, attractive offers brought about a decline in the average room rate and revenue per available room in the current quarter. As at the end of the first quarter of 2010, the Hotel Group reported a slight fall in the number of rooms as compared to the corresponding period of 2009. This result is an outcome of the opening of two hotels in 2009 and closing of hotels in Łódź and Nowy Sącz at the end of 2009.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.3 Operating results of the Orbis Transport Group

	3 months ended March 31, 2010	3 months ended March 31, 2009	% change 2010/2009
Number of passangers carried by Orbis Transport Group coaches	811 298	948 333	-14.45%
Mileage of Orbis Transport Group coaches	4 857 715	5 734 708	-15.29%
Number of rental car/days in Hertz RaC	11 772	10 930	7.70%
Number of cars leased in Hertz Lease (new agreements)	136	148	-8.11%

The Orbis Transport Group reported a decline in the operating performance of the coach transport segment in the first quarter of 2010 as compared to the first quarter of 2009. The downwards trend in the number of carried passengers and the mileage has prevailed in the Group for a over a year and is the upshot of several measures taken to improve profitability in this segment, including rescheduling of timetables in terms of routes and frequencies and closing of non-profitable connections.

The number of car/days sold in the RaC business was higher in the first quarter of 2010 as compared to the corresponding period of 2009. Such performance was attributable to numerous promotions and intensified sales. Consequently, in the first quarter of 2010 this segment generated sales close to those for the first quarter of 2009. Restrictions in the area of investments and purchases introduced in numerous companies reduced the number of ordered cars, which was mirrored in operating performance of the Hertz Lease division that in the reporting period leased 12 cars less than in the corresponding period of 2009.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.4 Segment revenue and segment result for individual business segments

The following net sales revenue, costs and results of segments are calculated based on the value before consolidation adjustments.

	3 months ended March 31,2010	3 months ended March 31,2009	% change 2010/2009	3 months ended March 31,2010	3 months ended March 31,2009	% change 2010/2009	3 months ended March 31,2010	3 months ended March 31,2009	% change 2010/2009
	Sales revenue - external clients			Inter-segment sales revenue			Total sales revenue		
Hotels & Restaurants*	139 747	146 009	-4,29%	658	975	-32,51%	140 405	146 984	-4,48%
Transport	34 494	38 954	-11,45%	809	854	-5,27%	35 303	39 808	-11,32%
Segment - total	174 241	184 963	-5,80%	1 467	1 829	-19,79%	175 708	186 792	-5,93%
Unallocated activities	1 273	878	44,99%	(1 467)	(1 829)	19,79%	(194)	(951)	79,60%
Continuing operations - total	175 514	185 841	-5,56%	0	0	0,00%	175 514	185 841	-5,56%
Discontinued operations***	13 674	18 298	-25,27%	0	0	0,00%	13 674	18 298	-25,27%
Group - total	189 188	204 139	-7,32%	0	0	0,00%	189 188	204 139	-7,32%

	3 months ended March 31,2010	3 months ended March 31,2009	% change 2010/2009
	Segment result		
Hotels & Restaurants*	12 105	10 917	10,88%
Transport	4 391	4 486	-2,12%
Segment - total	16 496	15 403	7,10%
Unallocated activities	(29 440)	(32 268)	8,76%
Continuing operations - total	(12 944)	(16 865)	-23,25%
Discontinued operations***	(416)	(6 500)	93,60%
Group - total	(13 360)	(23 365)	42,82%

* Revenue of the Hotels & Restaurants segment does not include: revenue from rental of investment property and sale of trademarks, presented in the sales of the Orbis Hotel Group (point 4.1 of this report).

** The result of the Hotels & Restaurants segment includes revenue and cost of sales, less the result on rental of investment property and sale of trademarks, and the distribution & marketing expenses of the Hotel Group.

*** Revenue and result on discontinued operations concern PBP Orbis Sp. z o.o. (see: point 8 of the report).

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.5 Seasonality or cyclicality of operations

Sales of the Orbis Group throughout the year are plagued by seasonality. Usually, major value of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to sales volume, while the fourth quarter is ranked as the third, and the first quarter as the last, in terms of sales. The same cycle of input contributed by individual quarters of the year to annual sales is observed in all operating segments.

Below we present sales generated in respective operating segments over the span of two years.

	Hotels & Restaurants		Transport		Segments - total	
	Sales of products, merchandise and materials	**Sales - % share during the last 4 quarters**	**Sales of products, merchandise and materials**	**Sales - % share during the last 4 quarters**	**Sales of products, merchandise and materials**	**Sales - % share during the last 4 quarters**
II quarter of 2008	221 912	28.4%	44 152	18.4%	266 064	24.0%
III quarter of 2008	200 441	26.1%	46 247	26.1%	246 688	25.0%
IV quarter of 2008	185 542	24.1%	41 100	24.0%	226 642	24.1%
I quarter of 2009	146 984	19.5%	39 808	23.2%	186 792	20.2%
II quarter of 2009	191 942	26.5%	41 221	24.5%	233 163	26.1%
III quarter of 2009	194 959	27.1%	44 749	26.8%	239 708	27.0%
IV quarter of 2009	157 335	22.8%	37 982	23.2%	195 317	22.8%
I quarter of 2010	140 405	20.5%	35 303	22.2%	175 708	20.8%

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. STATEMENT OF FINANCIAL POSITION OF THE GROUP

	As at March 31, 2010	As at Dec.31, 2009	% change in 3 months ended March 31, 2010	As at March 31, 2009	% change in 12 months ended March 31, 2010
Non-current assets	2 160 931	2 188 691	-1,27%	2 237 547	-3,42%
% share in total assets	94,43%	92,92%		91,12%	
Current assets	120 380	127 330	-5,46%	212 129	-43,25%
% share in total assets	5,26%	5,41%		8,64%	
Assets classified as held for sale	7 028	39 456	-82,19%	5 957	17,98%
% share in total assets	0,31%	1,68%		0,24%	
TOTAL ASSETS	**2 288 339**	**2 355 477**	**-2,85%**	**2 455 633**	**-6,81%**
Equity attributable to the parent company	1 784 916	1 800 015	-0,84%	1 783 064	0,10%
% share in total equity and liabilities	78,00%	76,42%		72,61%	
Minority interest	752	764	-1,57%	1 105	-31,95%
% share in total equity and liabilities	0,03%	0,03%		0,04%	
Non-current liabilities	265 487	110 506	140,25%	371 714	-28,58%
of which: borrowings	187 462	22 964	716,33%	283 600	-33,90%
% share in total equity and liabilities	11,60%	4,69%		15,14%	
Current liabilities	237 184	412 420	-42,49%	299 750	-20,87%
of which: borrowings	141 303	296 876	-52,40%	156 640	-9,79%
% share in total equity and liabilities	10,36%	17,51%		12,21%	
Liabilities associated with assets classified as held for sale	0	31 772	-	0	-
% share in total equity and liabilities	0,00%	1,35%		0,00%	
TOTAL EQUITY AND LIABILITIES	**2 288 339**	**2 355 477**	**-2,85%**	**2 455 633**	**-6,81%**
Ratio of borrowings to total equity attributable to the parent company	18,42%	17,77%	0,65pp	24,69%	-6,27pp
Debt ratio (total liabilities/total assets ratio)	21,97%	22,20%	-0,23pp	27,34%	-5,37pp

* Statement of financial position of the Group:

- prepared as at March 31, 2009 □ presented including PBP Orbis Sp. z o.o.
- presented as at December 31, 2009 □ PBP Orbis Sp. z o.o. is presented under assets classified as held for sale and liabilities associated with assets held for sale (see: point 6 of the consolidated financial statements of the Orbis Group for 2009).
- prepared as at March 31, 2010 □ presented excluding PBP Orbis Sp. z o.o.

5.1 Non-current assets

Non-current assets are dominated by **Property, plant and equipment**, with the most significant items including: hotel buildings as well as land and rights to perpetual usufruct of land. During the first three months of 2010 and the 12-month period alike, the value of this item declined slightly. As a result of decelerated investment processes in the Group expenditure incurred for tangible assets was lower than depreciation accrued for that period.

5.2 Current assets

In the first quarter of 2010, major change was reported in **Cash and cash equivalents.** The decline in this item results predominantly from the payment of investment liabilities an repayment of interest on debt by the parent company Orbis S.A. Changes in **Other short-term receivables** that occurred in the first three months of 2010 include a growth in prepayments and advances resulting from fees (mainly rights to perpetual usufruct of land) for 2010 spread over time. The VAT tax refund received by the parent company Orbis S.A. was a decisive factor bringing this item down in the 12-month period.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.3 Non-current liabilities

The most significant changes of the first three months of 2010 occurred in the **Borrowings** item. Pursuant to the agreement signed on February 23, 2010 with the syndicate of banks by the parent company Orbis S.A. PLN 187 million of the investment facility was transferred back to non-current liabilities. Also, in the first quarter of 2010 the subsidiary company Orbis Transport Sp. z o.o. reclassified an overdraft of PLN 23 million to current liabilities. The decline in this item during the 12-month period is attributable to reclassification of the amount of PLN 94 million of the long-term facility to current liabilities by Orbis S.A. Also, the **Provision for pension and similar benefits** reported a fall during the 12-month period, due to the release of actuarial provisions by the parent company at the end of 2009.

5.4 Current liabilities

The current liabilities item is dominated by **Borrowings**. The decrease in this item in the first quarter of 2010 is an outcome of transactions described in the section on non-current liabilities, coupled with an increased debt under the overdraft facility in Orbis Transport Sp. z o.o. During the 12-month period this item reported a slight fall resulting from current borrowing costs incurred by the Orbis Group companies. Also, the parent company Orbis S.A. repaid a successive installment of the investment facility amounting to PLN 94 million and the amount of PLN 94 was reclassified from non-current to current liabilities. Another major item is **Other current liabilities** that grew during 3 months of 2010 as a result of a traditional increase in accrued expenses and deferred income.

5.5 Borrowings

Creditor		Amount of borrowings outstanding as at the end of the reporting period, March 31, 2010		Short-term borrowings	Long-term borrowings	
		PLN	CHF		payable in 1 - 3 years	payable in over 3 years
Agreement for Term Facilities with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Lead Organizers), Bank Zachodni WBK S.A. and Calyon (Organizers)		281 243		93 781	187 462	0
Société Générale S.A.	Overdraft	816		816	0	0
Société Générale S.A.	Working capital loan (CHF)	11 606	4 298	11 606	0	0
Kredyt Bank SA	overdraft	33 850		33 850	0	0
Kredyt Bank SA	investment loan	625		625	0	0
Kredyt Bank SA	investment loan	625		625	0	0
TOTAL :		**328 765**	**4 298**	**141 303**	**187 462**	**0**

5.6 Changes in estimates of amounts

The Deferred income tax assets and liabilities are presented per final account balance in the Orbis Tax Group and in each company that does not belong to this Group. As at March 31, 2010 the Orbis Group reported the Deferred income tax assets of PLN 11 thousand and the Deferred income tax liabilities of PLN 43 630 thousand.

In the first quarter of 2010 major changes of estimates of amounts in the Orbis Group related to property, plant and equipment. The Group recognized an impairment loss on property, plant and equipment of PLN 81 thousand. Furthermore, the Group utilized a part of the provision for restructuring costs, established in 2009, of PLN 198 thousand.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group

Contingent liabilities

Orbis S.A.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the end of the reporting period	Change in the amount in 3 months ended March 31, 2010	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantee issued by the bank under Framework Agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb.9, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under Agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement No. 2009/005 dated Jan. 30, 2009, as amended by Annex No. 1 dated March 3, 2009 and Annex No. 2 dated Dec. 29, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 15, 2011	30 000	0	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Feb. 28, 2011
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Agreement No. 1611022WS07120700 dated Jan. 31, 2008, as last amended by Annex No. 3 dated Feb. 27, 2009	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan. 31, 2011	0	(50 000)	
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Agreement No. 1611022WS07120700 dated Jan. 31, 2008, as last amended by Annex No. 5 dated Feb. 25, 2010	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Feb. 25, 2012	50 000	50 000	Validity date corresponds to the surety validity date. Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Feb. 2, 2012
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26, 2008	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	Dec. 31, 2009	0	(8 160)	
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 182138 entered into on Dec. 23, 2009	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	March 31, 2010	6 036	6 036	The guarantee is valid until March 31, 2010. The Beneficiary may seek claims, if any, within up to 365 days following the last day of the guarantee validity; securities will be released by the Guarantor after expiry of the guarantee, unless a payment under the guarantee is made or in case the security needs to be used.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009, Annex No. 1 dated Aug. 28, 2009 and Annex No. 2 dated Dec. 29, 2009.	Société Générale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o.-spółka zależna	March 23, 2010	0	(18 000)	
		Total Orbis S.A.		**89 036**	**(20 124)**	

(all amounts are quoted in PLN thousand, unless otherwise stated)

Hekon Hotele Ekonomiczne S.A.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the end of the reporting period	Change in the amount in 3 months ended March 31, 2010	Financial terms and other remarks
Guarantee in respect of the loan of PLN 500 million	Bank Handlowy and Société Générale (lead organizers), BZ WBK Caylon (organizers)	ORBIS S.A.	7 years with 2 options of extension of maturity by another year	281 243	(1 512)	the guarantee covers 120% of the loan, i.e. max. PLN 600 million
		Total Hekon Hotele Ekonomiczne		**281 243**	**(1 512)**	

PKS Gdańsk Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the end of the reporting period	Change in the amount in 3 months ended March 31, 2010	Financial terms and other remarks
Security for the surety given by TUiR S.A. for the benefit of PKS Gdańsk Sp. z o.o.	TUiR S.A.	PKS Gdańsk Sp. z o.o.	Dec. 31, 2009	0	(378)	
		Total PKS Gdańsk		**0**	**(378)**	

Orbis Transport Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the end of the reporting period	Change in the amount in 3 months ended March 31, 2010	Financial terms and other remarks
Security for a promissory note issued to secure repayment of liabilities under the lease agreement with SG Equipment Leasing Polska Sp. z o.o.	SG Equipment Leasing Polska Sp. z o.o.	PKS Gdańsk Sp. z o.o.	Feb. 1, 2017	19 629	(664)	As a security for payment of liabilities under the agreement no. 24444, a joint cap mortgage was established on the real property at 3 Maja 12 street in Gdansk up to the cap of PLN 11 516 thousand. Moreover, in connection with the execution of the lease agreement, the rights under an insurance policy covering the real property were assigned up to the value of PLN 1 048 thousand.
Security for a promissory note issued to secure repayment of liabilities under the lease agreement with SG Equipment Leasing Polska Sp. z o.o.	SG Equipment Leasing Polska Sp. z o.o.	PKS Gdańsk Sp. z o.o.	05.07.2017	1 868	(40)	
Security by Orbis Transport for two promissory notes issued by Inter Bus as a security for repayment of liabilities on account of assignment contracts under two lease agreements executed on Dec. 21, 2006, between VFS Usł.Finans. Polska and Orbis Transport	VFS Usługi Finansowe Polska Sp. z o.o.	Inter Bus Sp. z o.o.	Jan. 11, 2010	0	(67)	Two blank promissory notes
		Total Orbis Transport		**21 497**	**(771)**	

	Amount	Change	
TOTAL Contingent liabilities	**391 776**	**(22 785)**	
including surety for borrowings or guarantees issued within the Group:	382 740	(28 821)	

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. STATEMENT OF CASH FLOWS OF THE GROUP

	3 months ended on March 31, 2010	3 months ended on March 31, 2009	% change 2010/2009
Cash flows from operating activities	1 517	36 416	-95,83%
Cash flows from investing activities	(26 897)	(50 116)	-46,33%
Cash flows from financing activities	(4 866)	(3 133)	55,31%
Total net cash flows	**(30 246)**	**(16 833)**	**79,68%**
Cash and cash equivalents at the end of the period	31 184	48 905	-36,24%

In the first quarter of the current year, the Orbis Group reported negative cash flows.

The statement of cash flows for 3 months ended March 31, 2010 covers discontinued operations. Cash flows from discontinued operations are presented in point 8 of the report.

6.1 Operating activities

In the first quarter of 2010, the Orbis Group reported positive cash flows from operating activities. Major negative adjustments included a change in receivables and a change in current liabilities, except for borrowings.

6.2 Investing activities

In the first quarter of 2010, the Orbis Group attained negative cash flows from investing activities. Their value was lower than in the corresponding period of 2009. Incessantly prevailing effects of the global economic crisis changed investment plans and brought about a drop in expenditure for property, plant and equipment in the Orbis Hotel Group. Moreover, the negative cash flows from investing activities is attributable to the sale of a subsidiary.
Main sources of proceeds from investing activities included gains on the sale of cars derived by the companies forming the Orbis Transport Group. Also, in the first quarter of 2010, the Group reported the major proceeds from sale of hotel properties.

6.3 Financing activities

In the first quarter of 2010 the Orbis Group generated negative cash flows from financing activities. The dominant expenditure of the period comprised repaid interest on borrowings and the one-off waiver fee paid by Orbis S.A. for changing the facility agreement (see: current report no. 5/2010).

(all amounts are quoted in PLN thousand, unless otherwise stated)

7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

	As at March 31, 2010	As at Dec. 31, 2009	% change in 3 months ended March 31, 2010	As at March 31, 2009	% change in 12 months ended March 31, 2010
Share capital	517 754	517 754	0.00%	517 754	0.00%
Other reserves	133 333	133 333	0.00%	133 333	0.00%
Retained earnings	1 134 008	1 148 947	-1.30%	1 131 303	0.24%
Reserve from translating foreign operations	(179)	(19)	-	674	-126.56%
Equity attributable to equity holders of the parent company	**1 784 916**	**1 800 015**	**-0.84%**	**1 783 064**	**0.10%**
Minority interests	752	764	**-1.57%**	1 105	**-31.95%**
Equity	**1 785 668**	**1 800 779**	**-0.84%**	**1 784 169**	**0.08%**

In all the presented periods the **Share capital** remained invariably at the same level reported in preceding periods.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under **Other reserves**. In the presented periods, other reserves did not change, either.

The change in **Retained earnings** and **Minority interests** in the presented periods resulted from the net result posted for the current period.

Reserve from translating foreign operations consist of exchange differences on consolidation of the company UAB Hekon.

8. DISCONTINUED OPERATIONS

In view of the document signed by Orbis S.A. and Central European Tour Operator SARL on March 29, 2010 embodying a final agreement that confirms the transfer of all shares held by Orbis S.A. in PBP Orbis Sp. z o.o. to Central European Tour Operator SARL , the Orbis Group has withdrawn from operating as a travel agency, and wants to concentrate on its core business, i.e. hotels.

Therefore, and in compliance with IFRS 5, the result on the tourist business is presented as discontinued operations.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Income statement of discontinued operations after consolidation adjustments

	3 months ended March 31, 2010	3 months ended March 31, 2009	% change 2010/2009
Net sales of products, merchandise and materials	13 592	17 018	-20,13%
Cost of sales	(14 524)	(17 125)	-15,19%
Distribution & marketing expenses	(533)	(1 539)	-65,37%
Overheads & administrative expenses	(4 078)	(3 748)	8,80%
Other operating income	333	615	-45,85%
Other operating expenses	(1 552)	(1 215)	27,74%
Finance expenses	(201)	(56)	258,93%
Profit/loss before tax	**(6 963)**	**(6 050)**	**15,09%**
Income tax	6 547	(450)	-
Profit/loss on discontinued operations	**(416)**	**(6 500)**	**-93,60%**

Statement of cash flows of discontinued operations after consolidation adjustments

	3 months ended March 31, 2010	3 months ended March 31, 2009	% change 2010/2009
Cash flows from operating activities	(4 208)	(2 289)	83,84%
Cash flows from investing activities	(138)	(211)	-34,60%
Cash flows from financing activities	(9 573)	2 763	-
Total net cash flows from discontinued operations	**(13 919)**	**263**	-

9. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No non-recurring or one-off events took place in 3 months ended March 31, 2009. Major non-recurring and one-off events that occurred in the period of 3 months ended March 31, 2010 include the sale of the subsidiary company PBP Orbis Sp. z o.o.

10. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

(all amounts are quoted in PLN thousand, unless otherwise stated)

11. RELATED PARTY TRANSACTIONS

SIGNIFICANT TRANSACTIONS OF THE GROUP

Accor Polska Sp. z o.o. and other companies of the Accor Group

	revenues	expenses	receivables	payables	investment expenditure and prepayments for investment expenditure	major items
2010	200	3 363	202	3 457	0	license fee, management, access to the reservation system, use of IT applications, investments
2009	452	3 442	552	3 342	5 090	license fee, management, access to the reservation system, use of IT applications, investments

In the period of 3 months of 2010, the Orbis Group executed the following significant transactions with related parties:

INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The list of eliminations from group consolidation is presented in the table below:

3 months ended March 31, 2010	Orbis S.A.	Hekon S.A.	UAB Hekon	Orbis Kontrakty Sp. z o.o.	PBP Orbis Sp. z o.o.	Orbis Transport Group	Total eliminations
Receivables	(37 051)	(112 646)	0	(185)	0	(178)	(150 060)
Payables	(113 006)	(5 184)	0	(4)	0	(31 866)	(150 060)
Expenses	3 501	3 971	0	27	0	1 169	8 668
Revenues	(5 058)	(2 571)	0	(253)	0	(810)	(8 692)
Discontinued operations	0	0	0	0	24	0	24

Major intra-group transactions of the first quarter concerned lease of hotel properties, mutually provided services and interest on loans granted between Orbis S.A. and Hekon Hotele Ekonomiczne S.A.

12. CHANGES IN ACCOUNTING POLICIES

In order to ensure comparability in the statement of financial position of the Orbis Group for the first quarter of 2010, presentation of shares in non-consolidated subsidiary companies and shares in non-related parties was changed as compared to previously published financial statements as at March 31,2009 and December 31,2009 by way of transferring the amount of PLN 1 935 thousand from Financial assets available for sale to Other long-term investments.

(all amounts are quoted in PLN thousand, unless otherwise stated)

13. EVENTS AFTER THE REPORTING PERIOD

The Management Board of Orbis S.A. informed that it would submit a proposal to the Annual general Meeting of Shareholders of Orbis S.A. to retain the entire amount of net profit for 2009 in Orbis S.A. as retained earnings (see: current report no. 10/2010).

14. ISSUER'S SHAREHOLDERS

As at the date of publication of the financial statements, the value of the share capital of Orbis S.A. amounts to PLN 517 754 thousand and comprises of 46 077 008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at the date of publication of the financial statements, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies, include:

Shareholder (description)	Number of shares held as at the date of publication of the financial statements (corresponds to a number of votes at the GM)	Percentage share in the share capital as at the date of publication of the financial statements (corresponds to a percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Feb. 25, 2010 to the date of publication of the financial statements for the first quarter of 2010 (since the submission of the condensed interim financial statements for the fourth quarter of 2009)
- Accor S.A.:	23 043 108	50,01%	_
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	2 303 849	4,99%	_
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	11 599 630	25,17%	_
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	7 431 280	16,13%	_
(of which, on accounts of the following funds:			
1) Arka FIO	2 319 222	5,03%	_
2) Arka Zrównoważony FIO)	2 322 338	5,04%	_
- Aviva Otwarty Fundusz Emerytalny Aviva BZ WBK (formerly Commercial Union OFE BPH CU WBK):	4 559 508	9,90%	-0,24%

15. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST INTERIM REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising persons since the date of submission of the last interim report.

To the Company's knowledge, as at the date of publication of the financial statements members of the Management Board hold the following shares in Orbis S.A.:

- Jean-Philippe Savoye, President of the Management Board, holds 3 000 Orbis S.A. shares
- Ireneusz Andrzej Węgłowski, Vice-President of the Management Board, holds 3 000 Orbis S.A. shares
- Yannick Yvon Rouvrais, Member of the Management Board, does not hold any Orbis S.A. shares
- Marcin Szewczykowski, Member of the Management Board, does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

To the Company's knowledge, as at the date of publication of the financial statements, members of the Supervisory Board of the 7th tenure hold the following shares in Orbis S.A.:

- Claude Moscheni does not hold any Orbis S.A. shares
- Jacek Kseń does not hold any Orbis S.A. shares
- Erez Boniel does not hold any Orbis S.A. shares
- Christian Karaoglanian does not hold any Orbis S.A. shares
- Artur Gabor does not hold any Orbis S.A. shares
- Elżbieta Czakiert holds 511 Orbis S.A. shares
- Jarosław Szymański does not hold any Orbis S.A. shares
- Andrzej Procajło does not hold any Orbis S.A. shares
- Yann Caillère does not hold any Orbis S.A. shares
- Marc Vieilledent does not hold any Orbis S.A. shares

16. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant (presently participants): Andrzej Jacek Blikle and Helena Maria Helmersen – Andrzejewski (presently legal successor Jan Warum dit Andrzejewski).	1) On August 26, 2005 the Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and for passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be reconsidered. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision concerning granting the right of ownership to Orbis S.A. In a letter dated May 19, 2008, the Minister of Infrastructure notified that the time-limit for considering the case had been set for December 31, 2008. At the same time, Orbis S.A. was served with a decision dated October 1, 2008 issued by the District Court for Warszawa-Mokotów, Land and Mortgage Registry Division, dismissing the application of Andrzej Blikle and Helena Helmersen Andrzejewski for entry of the claim for establishment of the right to perpetual usufruct. On January 6, 2009, Orbis S.A. was served with the decision of the Minister of Infrastructure dated December 24, 2008 declaring invalidity of the decision no. 447/91 of the Head of Warsaw Voivodship dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw at 24/26 Nowogrodzka street, described in the land and mortgage register no. KW 72550, to Orbis S.A., with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021" In connection with this decision, on January 19, 2009 Orbis S.A. filed, within the time-limit prescribed by law, an application for the case to be reconsidered. On July 14, 2009, the Minister of Infrastructure issued a decision upholding the above decision dated December 24, 2008. On August 25, 2009 Orbis S.A. appealed against the decision dated July 14, 2009 with the Voivodship Administrative Court. In response to the appeal dated September 7, 2009, the Minister of Infrastructure motioned that the appeal be dismissed. In the decision dated October 14, 2009 the Voivodship Administrative Court

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				refused to suspend enforcement of the appealed-against decision. By virtue of the appeal dated October 30, 2009 Orbis S.A. motioned that the above decision of the Voivodship Administrative Court be changed by way of suspending enforcement of the appealed-against decision or, possibly, that the decision of the Voivodship Administrative Court be revoked and the case passed to be reconsidered by the Court. By virtue of decision dated December 16, 2009, the Supreme Administrative Court dismissed the appeal of Orbis S.A The hearing set for March 23, 2010 was cancelled by the Court. Presently, Orbis S.A. awaits the date of the hearing to be set by the Voivodship Administrative Court in Warsaw. On March 9, 2010 Orbis S.A. sent to the Voivodship Administrative Court the appellant's pleading with extended conclusions and arguments supporting the appeal. On March 16, 2010, the attorney of participants in the proceedings sent the participants' pleading to the Voivodship Administrative Court stating their position on the case.
2. 1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str., Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to the part thereof covered by the Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński)	1) On January 14, 2005, the Voivodship Administrative Court rendered a judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision no. 186/GK/DW/2008 dated March 31, 2008, the President of the Capital City of Warsaw refused to grant the right to perpetual usufruct to legal successors of the former owner. On April 21, 2004, the Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Property Department, notified Orbis S.A. on September 8, 2008 that evidence had been collected in the case concerned. By virtue of decision dated October 23, 2008 the Head of Mazowieckie Voivodship upheld the above decision dated March 31, 2008. By virtue of decision dated March 4, 2009, the Voivodship Administrative Court suspended court proceedings initiated by an appeal filed by R.Sławiński, T.Szydłowska, J.Sławiński and E.Sławińska against decision of the Head of Mazowieckie Voivodship dated October 23, 2008 concerning refusal to grant the right to perpetual usufruct of land. By a decision dated July 2, 2009, the Voivodship Administrative Court decided to resume the suspended court proceedings. The hearing was held on November 20, 2009 and the Voivodship Administrative Court dismissed the appeal in its judgment rendered on the same day. In December 2009 the Voivodship Administrative Court served substantiation to the decision on Orbis S.A Heirs of former owners filed a last-resort appeal with the Supreme Administrative Court; a copy of the appeal was served on Orbis SA on March 18, 2010. 2) By virtue of the letter dated November 20, 2006, the Minister of Construction informed Orbis S.A. that Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to a part thereof covered by the Mortgage Register no. 1599 G. By virtue of the decision dated January 22, 2007, the Minister of Construction refused to declare invalidity of the above decision of the Head of the Warszawskie Voivodship dated September 23, 1991, rectified by decisions dated January 9, 1992, December 23, 1993 and November 27, 2006. The above decision of the Minister of Construction dated January 22, 2007 is final. On November 12, 2009 the Company received this decision, certified as final and binding. The case is closed.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
3. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1 541 346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1 541 346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis. S.A. attorney a notification dated February 14, 2008 stating that as a result of examination of remedy at law the Court entered the above mandatory mortgage in the Land and Mortgage Register. On June 26, 2007, another trial was held during which the Defendants attorney submitted a copy of the court expert's opinion (eng. Enger) pertaining to the case referred to above. The Plaintiff's attorney stated that the submitted copy of the court expert's opinion had been questioned in the case referred to above. On April 28, 2008, the Court heard the court expert, Wiesław Foger, who admitted, in response to Orbis S.A. objections, that he did not have knowledge concerning cost estimation of construction works. In consideration of the above and former objections to the opinion, Orbis S.A. applied for determination that the opinion of the court expert W. Enger is unreliable, and for adoption of the opinion of a new court expert, appointed in the case described above. On November 19, 2008, a hearing was held during which the Court acquainted itself and the Defendants with the Opinion of the court expert R. Mucha, submitted by Orbis S.A., relating to the case described above. The Court set a 21-day time-limit for the Defendants to file a written position on the Opinion and to pose specific questions to the court expert, and decided to hear the expert within the frame of legal assistance. On May 21, 2009, the expert, eng. Mucha, was heard by the Court in Kraków acting on the order of the Court in Bydgoszcz. During the hearing held on December 2, 2009 the Court established, based on files of the case pending before the Court in Kraków (that ended with a final and binding judgment in April 2009) that had been delivered for evidential purposes, that the claim of Orbis S.A. against the Marczaks and others was accepted and satisfied by the Court in Kraków by way of deducting the due amount from compensation sought by them, i.e. the parties accounts were settled. Under such circumstances, the Court in Bydgoszcz assumed that the dispute between the parties was terminated, especially that neither party filed an appeal in the case pending in Kraków. However, in order to consider all procedural aspects of closed litigation, the Court deferred announcement of its decision until December 16, 2009. By virtue of decision dated December 18, 2009, the Court discontinued proceedings pursuant to Article 355.1 of the Code of Civil Proceedings and deemed any further proceedings unnecessary in view of the settlement made between the parties. On January 25, 2010 the District Court in Bydgoszcz served on Orbis S.A. a copy of decision discontinuing proceedings with justification. In this decision, the Court charged Orbis S.A. with costs of proceedings totaling PLN 14,434. As such a decision was considered unjust and the amount of awarded costs was deemed excessively high, on January 31, 2010 an appeal was filed against the part of the decision that concerns awarded costs. No ruling of the Court of Appeals in Gdańsk competent to consider the appeal has been received by April 19, 2010. This case is defended by Attorney Janusz Nowiński acting on behalf of Orbis S.A.
4. Proceedings for handing over of real property located in Warsaw, in the district of Wilanów, at 27 St.Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 sq.m.	The Plaintiff determined the value of litigation at PLN 5 000 000, as the value of real property or, alternatively, at PLN 377 433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, Orbis S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. Orbis. On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In response to the appeal, Orbis S.A.'s attorney filed for dismissal thereof, challenging substantive allegations of the appeal derived from the provisions of the Real Property Management Act of 1997, i.e. that the Defendant Orbis S.A. based its legal title to the real property at dispute on

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				the decision issued pursuant to the Act of 1985 on Land Management and Real Property Expropriation, which decision established the right of administration in favor of its legal predecessor P.P. Orbis, which the Court of First Instance stated legitimately in justification to its judgment. On September 4, 2009, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned in administrative proceedings. As at March 30, 2009, the status of the case pending before the Court of Appeals has not changed the proceedings are suspended. Administrative proceedings initiated by heirs of the former owner Adam Branicki for reinstatement of the real property are currently pending before the Head of Mazowieckie Voivodship, i.e. the authority of first instance. On January 9, 2009 a decision of the Minister of Agriculture dated January 5, 2009 was delivered to the address of the Novotel Centrum Branch in Warsaw. In the decision the Minister supported the reasons for Mrs. Anna Branicka-Wolska's complaint about protracting duration of proceedings, and set an additional time-limit until February 28, 2009 for the Head of the Mazowieckie Voivodship to resolve this matter and requested an explanation of the delay. The matter was not resolved within the set time-limit. However, on March 6, 2009 the Branch was served with a letter of the Head of Mazowieckie Voivodship dated February 27, 2009 explaining, among others, that documents collected to date are missing certain particulars, i.e. the boundaries of the former landed real property Kolonia Adamówka Wilanowska Dz. 15 that were not identified in the pending proceedings (the plot of land concerned forms part of this real property), and therefore the Office ordered a geodetic survey to determine the exact area of the real property. By a letter dated Aril 27, 2009, the Mazowieckie Voivodship Office set the date of issue of the decision concerning property restitution claim by heirs of the former owner of the real property to be 1 month from the date of assembling the evidence, i.e. submission of the requested documents from archives and the preparation of a geodetic survey to determine the exact area of the former land property, from which the disputable plot of land on which the Wilanów restaurant is located was separated. In a letter delivered on November 12, 2009, the Office informed that evidence had been collected and that the parties may get familiar with it and submit explanations, applications and evidence. Another party to the proceedings applied for hearing further evidence concerning the surface area of the real property Kolonia Adamówka Wilanowska dz. 15 This application was approved, the date of hearing a witness (a person who prepared the geodetic study concerning the surface area of the plot as at the date of entry into force of the Decree on the Agrarian Reform. W rozprawach administracyjnych w dniach 18.12.2009 roku i 05.01.2010 roku uczestniczyli pełnomocnicy: wnioskodawców spadkobierców dawnego właściciela nieruchomości, uczestników postępowania: Orbis S.A. oraz Muzeum Pałac w Wilanowie, przedstawiciele Urzędu oraz biegli autorzy opinii technicznej wykonanej na zlecenie Urzędu na koszt uczestnika postępowania Muzeum Pałac w Wilanowie. Z przesłuchania biegłych na rozprawie w dniach 18.12.2009 r. oraz 05.01.2010 r. został sporządzony i doręczony uczestnikom postępowania protokół, który zawiera szczegółowe wyjaśnienia biegłych odnośnie zawartych w ich opinii ustaleń co do przebiegu granic dawnej nieruchomości, oznaczonej jako Kolonia Adamówka Wilanowska dz.15 (część tej nieruchomości stanowi działka na której znajduje się restauracja Wilanów). Biegli wyjaśnili, że wobec braku w księgach wieczystych mapy oraz danych co do powierzchni dawnej nieruchomości, w opinii oparto się na badaniach dokumentów znajdujących się w Państwowym Zasobie Geodezyjnym i Kartograficznym, na których oparte jest założenie ewidencji gruntów i budynków na tym terenie. Na rozprawie w dniu 05.01.2010 r. pełnomocnik wnioskodawców złożył pisemne oświadczenie, w którym poinformował m.in., że reprezentowana przez niego strona nie będzie dochodziła od Orbis S.A. odszkodowania z tytułu użytkowania przedmiotowej nieruchomości.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				Oświadczenie stanowi załącznik do protokółu z rozprawy, dodać jednak należy, że oświadczenie nie zostało poparte stosownym pełnomocnictwem spadkobierców Adama Branickiego upoważniającym do zrzeczenia się w ich imieniu roszczeń. Postanowieniem z dnia 04.02.2010 r. organ prowadzący postępowanie odmówił Muzeum Pałac w Wilanowie zawieszenia postępowania administracyjnego w związku z podniesioną przez tego uczestnika okolicznością, że przed Trybunałem Konstytucyjnym toczy się aktualnie postępowanie, w sprawie pytania prawnego Wojewódzkiego Sadu Administracyjnego w Warszawie, o stwierdzenie, czy orzekanie trybie administracyjnym na mocy § 5 rozporządzenia Ministra Rolnictwa z 01.03.1945 r. w sprawie wykonania dekretu o reformie rolnej (w oparciu o ten przepis toczy się aktualne postępowanie przez Wojewodą Mazowieckim) jest zgodne z art. 92 ust. 1 Konstytucji RP. Na to postanowienie pełnomocnik Muzeum Pałacu w Wilanowie wniósł w dniu 15.02.2010 r. zażalenie do Ministra Rolnictwa i Rozwoju Wsi, które dotychczas nie zostało rozpoznane. Należy dodać, że postanowieniem z dnia 01.04.2010 r. Trybunał Konstytucyjny kwestię postawionego mu pytania prawnego rozstrzygnął w ten sposób, że umorzył postępowanie stwierdzając, iż przepisy rozporządzenia z dnia 01.03.1945 r. w sprawie wykonania dekretu o przeprowadzeniu reformy rolnej (w tym kwestionowany § 5 tegoż rozporządzenia) utraciły moc obowiązującą z chwilą zakończenia w latach 50-tych XX wieku działań związanych z przeprowadzeniem reformy rolnej. W ocenie Trybunału Konstytucyjnego roszczenia o zwrot bezpodstawnie odebranych na podstawie dekretu nieruchomości winny być rozpoznawane w postępowaniach sądowych. Postanowienie TK nie jest wiążące, jego uzasadnienie stanowi wyłącznie interpretację przepisów dokonaną przez TK, do której jednak zobowiązany będzie odnieść się Urząd Wojewody Mazowieckiego przy rozpatrzeniu wniosku Rodziny Branickich o zwrot nieruchomości. Wysoce prawdopodobnym skutkiem orzeczenia TK może być umorzenie postępowania administracyjnego. Sprawa w toku. On behalf of Orbis S.A., this case is defended by attorney Zofia Marcinkowska.
5. Proceedings for restitution of expropriated real property comprising I cat. plots nos. 178/4 with the area of 82 sq.m., 178/3 with the area of 75 sq.m., 178/5 with the area of 299 sq.m., 193/5 with the area of 583 sq.m. (concerns parts of plots with current nos. 329/2, 330/3 and 330/7 in Kraków)		Notification of the Office of the City of Kraków, City Treasury Department (received by Orbis S.A. on October 3, 2008)	Applicants: H. Białczyński, E. Lende, A. Dziedzic, J. Dziedzic, J. Białczyński, C. Białczyński, S. Białczyński, J. Pyjos, M. Zając, A. Garwolińska, B. Bielenin	The applicants applied for restitution of expropriated real property. In the course of proceedings, acting on the motion dated November 17, 2008 filed by the applicants, the President of the City of Kraków once again suspended, in its decision dated March 25, 2009, proceedings in the case for restitution of part of plots of land currently numbered 329/2, 330/3 and 330/7. The proceedings were suspended until the application of Mrs. E. Lenda dated November 3, 2008 for termination of the agreement for perpetual usufruct (the application should be for expiry of perpetual usufruct) of the plots is considered. After following an explanatory procedure, the Real Property Department of the State Treasury did not find grounds for expiry of the perpetual usufruct. However, proceedings continue to be suspended because they were suspended on the application of a party to the proceedings. The case is defended by Attorney Ryszard Błachut.
6. Application for declaration of invalidity of an administrative decision of the Presidium of the National Council of the Capital City of Warsaw dated March 16, 1967 concerning refusal to grant to the owners the right of temporary ownership to the land of the real property located in Warsaw, at 29 Nowogrodzka str. (presently 27 Nowogrodzka str.), mortgage no. 1618L, with respect to the plot of land no. 31, section 5-05-02. The plot of land no. 31 has an area of 2230 m2, the proceedings most probably concern the area of approx. 365 m2.	unknown	Notification from the Ministry of Infrastructure dated February 17, 2009 served on Orbis S.A. on February 26, 2009 informing about pending proceedings for declaration of invalidity of the administrative decision.	Applicants: Ludmiła Paderewska and Stanisław Wodek Opposing party: Minister of Infrastructure Participant: Orbis S.A.	By virtue of the letter dated February 17, 2009 the Minister of Infrastructure informed that the date for considering the case had been set for August 31, 2009. In the near future Orbis S.A. will submit its position regarding this case to the Office. In a letter dated August 26, 2009 the Minister of Infrastructure informed that entire evidence had been collected in the case on hand and the recommended time-limit for considering the case was deferred until January 15, 2010. This time-limit was not met. No further information is available on this case.

Legal claims description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
7. An application for declaring that the revalued amount of the fee for perpetual usufruct of land in Pawia str. in Kraków is unjustified.	PLN 417,354.33	Application to the Self-Government Appellate Board dated Nov. 27, 2009.	Applicant: Orbis S.A. Participant: President of the City of Kraków	Application of Orbis S.A. to the Self-Government Appellate Board in Kraków for declaring that the revalued amount of the fee for perpetual usufruct of land in Pawia str. in Kraków is unjustified. No new developments in the case.

ORBIS Spółka Akcyjna

CONDENSED INTERIM FINANCIAL STATEMENTS

as at March 31, 2010 and for 3 months ended on March 31, 2010

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION

as at March 31, 2010, December 31, 2009 and March 31, 2009

Assets	balance as at March 31, 2010	balance as at December 31, 2009	balance as at March 31, 2009
Non-current assets	**2 130 115**	**2 157 709**	**2 214 267**
Property, plant and equipment	1 396 442	1 421 169	1 456 632
Intangible assets	4 113	4 246	2 154
Investment in subsidiaries and associates	470 385	470 226	496 119
Investment property	258 623	261 516	258 810
Other long-term investments	552	552	552
Current assets	**94 055**	**101 320**	**152 115**
Inventories	3 203	3 537	3 141
Trade receivables	26 289	23 293	27 243
Income tax receivables	2 770	2 429	6 955
Other short-term receivables	52 363	51 174	93 732
Cash and cash equivalents	9 430	20 887	21 044
Total assets	**2 224 170**	**2 259 029**	**2 366 382**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION, continued

as at March 31, 2010, December 31, 2009 and March 31, 2009

Equity and Liabilities	balance as at March 31, 2010	balance as at December 31, 2009	balance as at March 31, 2009
Total equity	**1 703 849**	**1 721 520**	**1 686 861**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained earnings	1 052 762	1 070 433	1 035 774
Non-current liabilities	**248 476**	**63 352**	**362 526**
Borrowings	187 462	0	282 350
Deferred income tax liability	40 517	42 842	46 278
Provision for pension and similar benefits	20 497	20 510	33 898
Current liabilities	**271 845**	**474 157**	**316 995**
Borrowings, of which:	204 252	393 243	243 653
- borrowings from related entitles	110 471	110 488	143 039
Trade payables	21 668	43 836	21 759
Current income tax liabilities	493	0	998
Other current liabilities	39 498	30 935	43 117
Provision for pension and similar benefits	4 557	4 544	6 414
Provisions for liabilities	1 377	1 599	1 054
Total equity and liabilities	**2 224 170**	**2 259 029**	**2 366 382**

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for 3 months ended on March 31, 2010 with comparable figures for the year 2009

	3 months ended on March 31, 2010	3 months ended on March 31, 2009
Net sales of services	112 646	118 003
Net sales of products, merchandise and raw materials	59	385
Cost of services, products, merchandise and raw materials sold	(102 337)	(108 601)
Gross profit on sales	**10 368**	**9 787**
Other operating income	1 250	1 452
Distribution & marketing expenses	(6 951)	(7 620)
Overheads & administrative expenses	(18 593)	(22 654)
Other operating expenses	(1 316)	(1 594)
Operating profit/loss	**(15 242)**	**(20 629)**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	0
Financial expenses	(4 701)	(4 913)
Profit/loss before tax	**(19 943)**	**(25 542)**
Income tax expense	2 272	4 290
Net profit/loss for the period	**(17 671)**	**(21 252)**

Total profit/loss for the period relates to continued operations.

Profit/loss per ordinary share (in PLN)		
Profit/loss per share for the period	(0,38)	(0,46)

STATEMENT OF COMPREHENSIVE INCOME

for 3 months ended on March 31, 2010 with comparable figures for the year 2009

	3 months ended on March 31, 2010	3 months ended on March 31, 2009
Net profit/loss for the period	(17 671)	(21 252)
Other comprehensive income before tax	0	0
Income tax expense from other comprehensive income	0	0
Other comprehensive income after tax	0	0
Total comprehensive income/loss for the period	**(17 671)**	**(21 252)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months ended on March 31, 2010 with comparable figures for the year 2009

	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2009				
Balance as at January 1, 2009	**517 754**	**133 333**	**1 057 026**	**1 708 113**
- profit/loss for the period	0	0	13 407	**13 407**
- other comprehensive income/loss	0	0	0	**0**
Total comprehensive income/loss	**0**	**0**	**13 407**	**13 407**
dividends	0	0	0	**0**
Balance as at December 31, 2009	**517 754**	**133 333**	**1 070 433**	**1 721 520**
of which: three months ended on March 31, 2009				
Balance as at January 1, 2009	**517 754**	**133 333**	**1 057 026**	**1 708 113**
- profit/loss for the period	0	0	(21 252)	**(21 252)**
- other comprehensive income/loss	0	0	0	**0**
Total comprehensive income/loss	**0**	**0**	**(21 252)**	**(21 252)**
dividends	0	0	0	**0**
Balance as at March 31, 2009	**517 754**	**133 333**	**1 035 774**	**1 686 861**
Three months ended on March 31, 2010				
Balance as at January 1, 2010	**517 754**	**133 333**	**1 070 433**	**1 721 520**
- profit/loss for the period	0	0	(17 671)	**(17 671)**
- other comprehensive income/loss	0	0	0	**0**
Total comprehensive income/loss	**0**	**0**	**(17 671)**	**(17 671)**
dividends	0	0	0	**0**
Balance as at March 31, 2010	**517 754**	**133 333**	**1 052 762**	**1 703 849**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CASH FLOWS

for 3 months ended on March 31, 2010 with comparable figures for the year 2009

	3 months ended on March 31, 2010	3 months ended on March 31, 2009
OPERATING ACTIVITIES		
Profit/loss before tax	**(19 943)**	**(25 542)**
Adjustments:	**22 891**	**53 656**
Depreciation and amortization	30 021	33 266
Interest and dividends	3 993	4 276
Profit (loss) on investing activity	5	10
Change in receivables	(11 881)	15 404
Change in current liabilities, excluding borrowings	836	296
Change in provisions	(222)	(413)
Change in inventories	334	777
Other adjustments	(195)	40
Cash flow from operating activities	**2 948**	**28 114**
Income tax paid/received	99	(609)
Net cash flow from operating activities	**3 047**	**27 505**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment and intangible assets	5 937	40
Interest received	554	723
Loans repaid	8 200	0
Purchase of property, plant and equipment and intangible assets	(16 730)	(35 034)
Purchase of related entities	(159)	0
Loans granted	(6 200)	0
Other investing cash flow	0	(79)
Net cash used in investing activities	**(8 398)**	**(34 350)**
FINANCING ACTIVITIES		
Interest payment and other financial cash flow resulting from received borrowings	(6 106)	(7 118)
Net cash used in financing activities	**(6 106)**	**(7 118)**
Change in cash and cash equivalents	**(11 457)**	**(13 963)**
Cash and cash equivalents at the beginning of period	**20 887**	**35 007**
Cash and cash equivalents at the end of period	**9 430**	**21 044**

NOTES
TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
OF ORBIS S.A.
AS AT MARCH 31, 2010 AND FOR 3 MONTHS ENDED ON MARCH 31, 2010

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 2.8 thousand persons (average full-time employment) and operates a network of 39 hotels (8 082 rooms) in 25 major cities, towns and resorts in Poland and manages two other hotels. The Company's hotels operate under Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels brands. In addition, the Company owns eight hotels of the Etap brand and the Grand Mercure hotel in Warsaw, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

The attached condensed interim financial statements have been **prepared as at March 31, 2010 and for 3 months ended March 31, 2010** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

These condensed interim financial statements comply with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including International Accounting Standard 34 "Interim Financial Reporting".

The principal accounting polices applied in the preparation of the financial statements are set out in point 2.3 of the notes to the annual financial statements of Orbis S.A. for 2009. The accounting policies have been consistently applied to all the years presented in the financial statements.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The attached separate interim financial statements of Orbis S.A. should be read in conjunction with the condensed interim consolidated financial statements of the Orbis Group **as at March 31, 2010 and for 3 months ended on March 31, 2010** (hereinafter referred to as the "consolidated financial statements of the Orbis Group").

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company is presented in point 2.1 of the consolidated financial statements of the Orbis Group.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation is provided in point 2.2.1 of the consolidated financial statements of the Orbis Group.

2.2.2 Internal factors

Information concerning internal factors is presented in point 2.2.2 of the consolidated financial statements of the Orbis Group.

2.2.3 Prospects for the forthcoming quarter

The Company's prospects are discussed in point 2.2.3 of the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

	3 months ended March 31, 2010	3 months ended March 31, 2009	% change 2010/2009
Net sales of products, merchandise and materials	112 705	118 388	-4,80%
% share in total revenues *	98,90%	98,79%	
Cost of sales	(102 337)	(108 601)	-5,77%
Distribution & marketing expenses	(6 951)	(7 620)	-8,78%
Overheads & administrative expenses	(18 593)	(22 654)	-17,93%
% share in total costs **	95,51%	95,52%	
Other operating income	1 250	1 452	-13,91%
Other operating expenses	(1 316)	(1 594)	-17,44%
Operating profit/loss - EBIT	**(15 242)**	**(20 629)**	-26,11%
Gains (losses) on the sale of all or part of shares in subsidiaries and associates	0	0	-
Finance expenses	(4 701)	(4 913)	-4,32%
Profit/loss before tax	**(19 943)**	**(25 542)**	-21,92%
Income tax	2 272	4 290	-47,04%
Net profit/loss	**(17 671)**	**(21 252)**	-16,85%
EBIT margin (EBIT/Revenues)	-13,52%	-17,42%	3,90pp
EBITDA	**14 779**	**12 637**	16,95%
EBITDA margin (EBITDA/Revenues)	13,11%	10,67%	2,44pp

* Total revenues mean the sum of sales, other operating and finance income.
** Total costs mean the sum of cost of sales, distribution & marketing expenses, overheads & administrative expenses, other operating and finance expenses.

The first quarter of 2010 was plagued by continued effects of the economic crisis. Moreover, as a result of closing of two hotels in 2009 (in Łódź and in Nowy Sącz) the Company's hotel base decreased by 240 rooms as at the end of March 2010 as compared to the corresponding period of 2009. Nevertheless, the Company reported but a slight fall in revenues in the first quarter of 2010 as compared to the first quarter of 2009. Such performance is an outcome of promotional campaigns launched by the Company during the first three quarters of 2010 that helped boost occupancy rate and the number of roomnights sold in operating hotels.
In the first quarter of 2010 the transaction of sale of shares in the subsidiary company PBP Orbis Sp. z o.o. by Orbis S.A. was finalized. The transaction exerted a neutral impact on the Company's result.

3.2 Seasonality or cyclicality of operations

Orbis S.A. sales throughout the year are plagued by seasonality. Owing to weather conditions and holidays that in Poland fall in the months of July-September, the majority of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to the sales volume, while the fourth quarter is ranked as the third, and the first quarter as the last in terms of sales.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. STATEMENT OF FINANCIAL POSITION OF THE COMPANY

	As at March 31, 2010	As at Dec. 31, 2009	% change in 3 months ended on March 31, 2010	As at March 31, 2009	% change in 12 months ended on March 31, 2010
Non-current assets	2 130 115	2 157 709	-1,28%	2 214 267	-3,80%
% share in total assets	95,77%	95,51%		93,57%	
Current assets	94 055	101 320	-7,17%	152 115	-38,17%
% share in total assets	4,23%	4,49%		6,43%	
TOTAL ASSETS	**2 224 170**	**2 259 029**	**-1,54%**	**2 366 382**	**-6,01%**
Equity	1 703 849	1 721 520	-1,03%	1 686 861	1,01%
% share in total equity and liabilities	76,61%	76,21%		71,28%	
Non-current liabilities	248 476	63 352	292,21%	362 526	-31,46%
- of which: borrowings	187 462	0	-	282 350	-33,61%
% share in total equity and liabilities	11,17%	2,80%		15,32%	
Current liabilities	271 845	474 157	-42,67%	316 995	-14,24%
- of which: borrowings	204 252	393 243	-48,06%	243 653	-16,17%
% share in total equity and liabilities	12,23%	20,99%		13,40%	
TOTAL EQUITY AND LIABILITIES	**2 224 170**	**2 259 029**	**-1,54%**	**2 366 382**	**-6,01%**
Borrowings/total equity ratio	22,99%	22,84%	0,15pp	31,18%	-8,19pp
Debt ratio (total liabilities/total assets ratio)	23,39%	23,79%	-0,40pp	28,72%	-5,33pp

4.1 Non-current assets

Owing to the nature of pursued business, the basic item of the Company's Non-current assets is Property, plant and equipment. **Property, plant and equipment** include predominantly hotel buildings as well as land and rights to perpetual usufruct of land. No considerable changes occurred in this item during 3 months of 2010 or in 12 months cumulatively.

In the first quarter of 2010 **Investments in subsidiaries and associates** went up slightly as compared to the end of December 2009 as a result of purchase of a stake in the share capital of the subsidiary company Orbis Transport Sp. z o.o. from PBP Orbis Sp. z o.o. (see: point 3.2 of the consolidated financial statements). The decline in this item in the 12-month period was brought about by the sale of shares in the subsidiary company PBP Orbis Sp. z o.o. (see: point 3.2 of the consolidated financial statements of the Orbis Group).

4.2 Current assets

In the first quarter of 2010, the most significant change was reported in **Cash and cash equivalents**. The decline in this item results predominantly from a loan of PLN 6.2 million granted to PBP Orbis Sp. z o.o. (see: point 3.2 of the consolidated financial statements of the Orbis Group) and current costs of the investment facility. Comparing the first quarter of 2010 with the first quarter of the preceding year, the largest decline occurred in **Other short-term receivables** owing to the VAT tax refunded by tax authorities and to a decline in prepayments for tangible assets.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.3 Non-current liabilities

As a result of an agreement signed on February 23, 2010 with the syndicate of banks that finance the investment facility (see: current report no. 5/2010), the amount of PLN 187 million of the investment facility was transferred back to non-current liabilities in the first quarter of 2010. The decline in this item during the 12-month period is attributable to reclassification of the amount of PLN 94 million of the long-term facility to current liabilities. Also, the **Provision for pension and similar benefits** reported a fall during the 12-month period, predominantly due to the release of actuarial provisions at the end of 2009.

4.4 Current liabilities

The Current liabilities item is dominated by **Borrowings.** The decline in borrowings in the first quarter of 2010 is an opposite effect of operations described in point 4.3 of the report. As at the end of the first quarter of 2010 this item declined as compared to the corresponding period of 2009, chiefly owing to repayment by Orbis S.A. of loans from the subsidiary company Hekon Hotele Ekonomiczne that totaled PLN 32 million. Also, during the 12-month period Orbis S.A. paid a successive installment of the investment facility amounting to PLN 94 million and the amount of PLN 94 was reclassified from non-current to current liabilities.

4.5 Borrowings

Creditor	Amount of borrowings outstanding as at the end of the reporting period, i.e. March 31, 2010.		Short-term borrowings	Long-term borrowings	
	PLN	Currency		payable in 1 to 3 years	payable in over 3 years
Agreement for Term Facilities with Bank Handlowy w Warszawie S.A. and Société Genérale S.A. Branch in Poland (Lead Organizers) and Bank Zachodni WBK S.A. and Calyon (Organizers)	281 243	0	93 781	187 462	0
Loans - Hekon-Hotele Ekonomiczne S.A.	110 471	0	110 471	0	0
TOTAL:	**391 714**	**0**	**204 252**	**187 462**	**0**

4.6 Changes in estimates of amounts

The deferred income tax assets and liabilities are presented per final account balance. As at March 31, 2010 Orbis S.A. reported the Deferred income tax liabilities of PLN 40 517 thousand.

In the first quarter of 2010 major changes of estimates of amounts in Orbis S.A. related to the financial non-current assets. The Company utilized a write-down of loss related to the value of shares in PBP Orbis Sp. z o.o. of PLN 25 908 thousand. Moreover, in the first quarter of 2010 Orbis S.A. recognized an impairment loss on property, plant and equipment of PLN 81 thousand.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the end of the reporting period	Change in the amount in 3 months ended March 31, 2010	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantee issued by the bank under Framework Agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb.9, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under Agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement No. 2009/005 dated Jan. 30, 2009, as last amended by Annex No. 1 dated March 3, 2009 and Annex No. 2 dated Dec. 29, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 15, 2011	30 000	0	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Feb. 28, 2011
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Agreement No. 1611022WS07120700 dated Jan. 31, 2008, as last amended by Annex No. 3 dated Feb. 27, 2009	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan 31, 2011	0	(50 000)	
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Agreement No. 1611022WS07120700 dated Jan. 31, 2008, as last amended by Annex No. 5 dated Feb. 25, 2010	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Feb 25, 2012	50 000	50 000	Validity date corresponds to the surety validity date. Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Feb. 25, 2012
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26, 2008	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	Dec. 31, 2009	0	(8 160)	
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 182138 entered into on Dec. 23, 2009	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	March 31, 2010	6 036	6 036	The guarantee is valid until March 31, 2010. The Beneficiary may seek claims, if any, within up to 365 days following the last day of the guarantee validity; securities will be released by the Guarantor after expiry of the guarantee, unless a payment under the guarantee is made or in case the security needs to be used.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009, Annex No. 1 dated Aug. 28, 2009 and Annex No. 2 dated Dec. 29, 2009.	Société Générale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o.-spółka zależna	March 23, 2010	0	(18 000)	
		Total Orbis S.A.		**89 036**	**(20 124)**	

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. STATEMENT OF CASH FLOWS OF THE COMPANY

	3 months ended on March 31, 2010	3 months ended on March 31, 2009	% change 2010/2009
Cash flows from operating activities	3 047	27 505	-88,92%
Cash flows from investing activities	(8 398)	(34 350)	-75,55%
Cash flows from financing activities	(6 106)	(7 118)	-14,22%
Total net cash flows	(11 457)	(13 963)	-17,95%
Cash and cash equivalents at the end of the period	9 430	21 044	-55,19%

5.1 Operating activities

In the first quarter of 2010 the Company reported positive cash flows from operating activities. Traditionally, the most important positive adjustment was depreciation/amortization. The major negative adjustment related to change in receivables.

5.2 Investing activities

In the first quarter of 2010 the Company reported slightly negative cash flows from investing activities. Incessantly prevailing effects of the global economic crisis slowed down the Company's investment process, which translated into a drop in expenditure for property, plant and equipment as compared to the corresponding period of 2009. In the reporting period, the major source of proceeds from investing activities concerned the repaid a loan of PLN 8.2 million from the subsidiary company Orbis Transport Sp. z o.o., while Orbis S.A. granted a loan of PLN 6.2 million to PBP Orbis Sp. z o.o. Also, in the first quarter of 2010, the Company reported the major proceeds from sale of hotel properties.

5.3 Financing activities

In the first quarter of 2010 Orbis S.A. paid the interest on borrowings. The waiver fee for changing the facility agreement was a one-off expense incurred by the Company in this period.

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

	As at March 31, 2010	As at Dec. 31, 2009	% change in 3 months ended on March 31, 2010	As at March 31, 2009	% change in 12 months ended on March 31, 2010
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Retained earnings	1 052 762	1 070 433	-1,65%	1 035 774	1,64%
Equity	**1 703 849**	**1 721 520**	**-1,03%**	**1 686 861**	**1,01%**

During the first quarter of 2010, the level of **Share capital** remained invariably at the same level reported in the preceding periods.

Similarly, **Other reserves,** where amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted, did not change.

The change in **Retained earnings** in the first quarter of 2010 and in preceding periods resulted from the booked result for the current period.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

In the first quarter of 2010 Orbis S.A. closed the sale of 95.08% stake in the share capital of PBP Orbis Sp. z o.o. (see: current report no. 7/2010). This transaction was neutral for the financial result of the Company. In the first quarter of 2009 no non-recurring or one-off events with major impact on the Company's performance in the current period were reported.

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

(all amounts are quoted in PLN thousand, unless otherwise stated)

9. RELATED PARTY TRANSACTIONS

In the period of 3 months of 2010 Orbis S.A. executed the following significant transactions with related parties:

Accor Polska Sp. z o.o. and other companies of the Accor Group

	revenues	expenses	receivables	payables	major items
2010	200	2 441	202	2 978	license fee, management, access to the reservation system, use of IT applications
2009	452	2 383	552	2 908	license fee, management, access to the reservation system, use of IT applications

Hekon - Hotele Ekonomiczne S.A. and Orbis Transport Sp. z o.o.

	revenues - lease and services	expenses - lease and services	revenues - interest on loans	expenses - interest on loans	major items
2010	3 879	1 336	460	1 141	lease of hotel properties, mutual provision of services, interest on granted and received loans
2009	1 935	1 688	602	2 075	lease of hotel properties, mutual provision of services, interest on granted and received loans

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

10. CHANGES IN ACCOUNTING POLICIES

No changes occurred during the reporting period in the accounting policies as compared to the financial statements published earlier.

11. EVENTS AFTER THE REPORTING PERIOD

Events after the reporting period are described in point 13 of the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

12. SHAREHOLDERS

As at the date of publication of the financial statements, the value of the share capital of Orbis S.A. amounts to PLN 517 754 thousand and comprises of 46 077 008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at the date of publication of the financial statements, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies, include:

Shareholder (description)	Number of shares held as at the date of publication of the financial statements (corresponds to a number of votes at the GM)	Percentage share in the share capital as at the date of publication of the financial statements (corresponds to a percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Feb. 25, 2010 to the date of publication of the financial statements for the first quarter of 2010 (since the submission of the condensed interim financial statements for the fourth quarter of 2009)
- Accor S.A.:	**23 043 108**	**50,01%**	–
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	2 303 849	4,99%	–
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	**11 599 630**	**25,17%**	–
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	7 431 280	16,13%	–
(of which, on accounts of the following funds:			
1) Arka FIO	2 319 222	5,03%	–
2) Arka Zrównoważony FIO)	2 322 338	5,04%	–
- Aviva Otwarty Fundusz Emerytalny Aviva BZ WBK (formerly Commercial Union OFE BPH CU WBK):	**4 559 508**	**9,90%**	**-0,24%**

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS SINCE THE LAST INTERIM REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising persons since the date of submission of the last interim report.

To the Company's knowledge, as at the date of publication of the financial statements members of the Management Board hold the following shares in Orbis S.A.:

- Jean-Philippe Savoye, President of the Management Board, holds 3 000 Orbis S.A. shares
- Ireneusz Andrzej Węgłowski, Vice-President of the Management Board, holds 3 000 Orbis S.A. shares
- Yannick Yvon Rouvrais, Member of the Management Board, does not hold any Orbis S.A. shares
- Marcin Szewczykowski, Member of the Management Board, does not hold any Orbis S.A. shares

To the Company's knowledge, as at the date of publication of the financial statements, members of the Supervisory Board of the 7th tenure hold the following shares in Orbis S.A.:

- Claude Moscheni does not hold any Orbis S.A. shares
- Jacek Kseń does not hold any Orbis S.A. shares
- Erez Boniel does not hold any Orbis S.A. shares
- Christian Karaoglanian does not hold any Orbis S.A. shares
- Artur Gabor does not hold any Orbis S.A. shares
- Elżbieta Czakiert holds 511 Orbis S.A. shares
- Jarosław Szymański does not hold any Orbis S.A. shares
- Andrzej Procajło does not hold any Orbis S.A. shares
- Yann Caillère does not hold any Orbis S.A. shares
- Marc Vieilledent does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 16 of the consolidated financial statements of the Orbis Group.